Exhibit 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 3 May 2018

1 June 2018	Total Voting Rights
30 May 2018	Holding(s) in Company
10 May 2018	Director/PDMR Shareholding
8 May 2018	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

4 May 2018: Directorate Change
11 May 2018: Directors’ other appointment
15 May 2018: Board Change
17 May 2018: Final Results
24 May 2018: Directors’ other appointment
31 May 2018: Notice of Adjustment to Conversion Price